March 25, 2005

Mail Stop 03-06

Jay O. Wright
President and Chief Executive Officer
Mobilepro Corp.
6701 Democracy Boulevard
Bethesda, MD  20817

RE: 	Davel Communications, Inc.
	Schedule 13E-3
	Filed February 24, 2005
      File No. 005-54989

      Preliminary Schedule 14C
      Filed February 24, 2005
      File No. 000-25207

Dear Mr. Wright:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It is unclear why Mobilepro and Davel Acquisition failed to file either a Schedule 13D or Schedule 14F-1 in connection with their acquisition of debt and equity from the lenders of the senior debt in November of 2004. Please advise.

Schedule 13E-3

2. Please note that each filing person, including Mobilepro and Davel Acquisition, must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for each filing person. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13,
1981). To the extent a filing person is relying on the analysis of another to satisfy its obligations under Rule 13e-3, such filing person must adopt the analysis of the other.

3. Please note also that you must include the information required by Items 3, 5, 6, 10 and 11 with respect to each director, executive officer and control person of the filing persons and each executive officer and director of any corporation or entity ultimately in control of any of the filing persons. See General Instruction C to Schedule 13E-3.

Item 5

4. Please provide the disclosure required by Item 5(b) of Schedule 13E-3 or alternatively state where such disclosure is located.

Preliminary Schedule 14C

Summary Term Sheet - Page 4

5. Expand the summary term sheet to discuss the role of Mobilepro in the transaction in more detail. For example, if the members of the board of directors which approved the split in February 2005 are affiliated with Mobilepro, so state.

6. Please define the term "Minority Stockholders" as used in this summary.

Table of Contents - Page 4

7. Please ensure that the page numbers included in the table of contents correspond to the pages where the referenced section is included.

Special Factors

Approval of the Reverse Stock Split by our Board of Directors -
Page 6

8. Please describe the nature of the payments made to Mr. Chapman and Mr. Barrett.

Background of the Transaction - Page 9

9. It appears that the last sentence of the penultimate paragraph on page 11 is incomplete. Please revise it accordingly.

10. Expand the discussion on page 12 to provide more detail with regard to the negotiations between the parties to the Loan
Purchase Agreement, particularly with regard to the requirement that Mobilepro acquire the shares not held by the Lenders. For example, we note from disclosure elsewhere that pursuant to the terms of the agreements Mobilepro is obligated to purchase the shares held by unaffiliated shareholders at $.015. Further, Mobilepro agreed to purchase both the debt and equity from the Lenders. What portion of the purchase price, if any, was allocated to the common stock? Finally, we note from page 21 that a special committee negotiated the Loan Purchase Agreement. This is unclear from the background section.

11. Clarify what effect the reverse stock split will have on the warrants issued to the Lenders in connection with the Loan
Purchase Agreement. In this regard, did Mobilepro or the company engage in any discussions with the Lenders regarding the decision to effect a stock split?

12. Please provide additional disclosure about the background of the transaction between September 3, 2004 and the present, including the decision to retain Reznick Fedder and its timing and the dates and nature of any presentations made by Reznick Fedder to your board of directors. Further, clarify Mobilepro`s role in consideration of the transaction once it assumed control. We note for example that the board of directors now consists of representatives of Mobilepro. Please expand to address the timing of the board`s consideration of the fairness of the transaction.

Procedural Factors Disfavoring the Reverse Stock Split - Page 16

13. We note your reference to the opinion provided by Skyworks Capital. Please provide the disclosure required by Item 1015 of Regulation M-A in an appropriate location of the information statement. Expand the background section to discuss Skyworks` role in more detail. Further, disclose any projections provided to Skyworks.

Substantive Factors Favoring the Reverse Stock Split - Page 16

14. Please revise the cross-reference in the first sentence of this section as it appears the section referenced is not included in the information statement.

15. We note elsewhere that the price reflects a discount to the weighted average closing price over a one-year period. Did the board consider the discount in addition to the premiums as noted on page 17?

Fairness Report - Page 17

16. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A in the information statement. Please include a summary of the results achieved in each analysis, and a tabular description of how those results (i) compare with the per share consideration offered to unaffiliated shareholders, and (ii) support the ultimate fairness opinion rendered by Reznick Fedder.
We note that the materials of the presentation made by Reznick Fedder do not appear to summarize Reznick Fedder`s analyses or its conclusions in such a manner that an investor without a background in finance may understand.

17. Elaborate upon the manner in which Mobilepro determined to contact Reznick Fedder in connection with potential engagement.
Provide us with a copy of the engagement letter of Reznick Fedder.

18. You have indicated that Reznick Fedder discussed Davel`s operations and future prospects with Davel`s management. Please note that any non-public information used by Reznick Fedder in formulating its fairness opinion should be disclosed in the filing.

Analysis of the Board of Directors - Page 19

19. As part of the fairness determination, each filing person must consider the factors listed in Instruction 2 to Item 1014 of Regulation M-A. Refer to Q&A No. 19 in Exchange Act Release No. 34-17719 (April 13, 1981). Please note that to the extent that any filing person is relying on Reznick Fedder`s, or any other person`s, analysis to satisfy any of the Item 1014 requirements, that filing person must specifically adopt the analysis as its own. Refer to Item 1014(b) of Regulation M-A and Question & Answers Nos. 5 and 21 in Exchange Release No. 34-17719 (April 13, 1981).

20. Please clarify the reference to FCC action on April 5, 2001
(page 20).

21. We note your brief disclosure of the board`s analysis of the current and historical market prices of your common stock. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party`s fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders, is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, on page 22, you mention the consideration by the board of liquidation value and going concern value of your company but you do not describe that consideration or its effect on the board`s fairness determination.

Board of Directors` Determination and Recommendation - Page 22

22. Please clarify the reference to "the member" of your board of directors in the penultimate sentence in this paragraph. It appears your board of directors has three members. Which director are you referring to?

Effect of the Reverse Stock Split on Option Holders - Page 23

23. Please quantify the number of outstanding options to purchase common stock and the total consideration to be paid to optionees as a result of your reverse stock split.

Certain Material Federal Income Tax Consequences - Page 25

24. We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the reverse stock plit. Please ensure that you discuss all such material consequences.

Interests of Certain Persons - Page 34

25. Please disclose the beneficial owners of the shares held by Mobilepro and Davel Acquisition Corp.

Financial Statements - Page 37

26. Please include the pro forma financial statements required by
Item 1010(b) of Regulation M-A or tell us your basis for not including them.

Legal Proceedings - Page 37

27. Update, as necessary, the information regarding the litigation disclosed in this section.

Appendix D.  Opinion Letter and Board Presentation

28. Please state that the board presentation materials are part of the fairness opinion in the opinion, if true.

29. Please tell us supplementally the reason for the time elapsed between Reznick Fedder`s presentation to the board (January 15) and its issuance of the opinion (February 9) and whether any changes to Reznick Fedder`s opinion occurred.

30. We note that footnote (b) on page 22 of the board materials is not included in the table. Please revise.

31. We note that in the development of the discount rate used in the discounted cash flow analysis Reznick Fedder used a cost of equity rate of 27%, while the four risk premiums used in page 37 add up to 23.2%. Please revise to explain the use of the risk-free rate and the equity risk premium adjustment, which appear to account for the difference on page 38 of the board materials.

32. Please explain on page 43 of the board materials how, in the first table, the average number of pay phones in 2008 and a multiple of $300 result in the terminal value of $11,100.

33. Please confirm supplementally whether the liquidation analysis prepared by Davel`s management and provided to Reznick Fedder
(page 44) is presented on pages 45-47 of the board materials. If not, please disclose that analysis.

      As appropriate, please amend your Schedule 13E-3 and
Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, n writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with espect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      Please contact the undersigned at (202) 942-2962 or, in his absence, Pamela Carmody, Special Counsel, at (202) 942-1918 with any other questions.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers and
       Acquisitions


cc (via fax):	Ernest Stern, Esq. ((202) 778-6460)